Exhibit 99.5

SEABRIDGE GOLD INC. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 STDQ_PRX2_384084/000001/000001/i STDQ 000001 SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA Security Class PLAN HOLDERS Holder Account Number C9999999999 IND --- - - - - Fold Voting Instruction Form ("VIF") - Special Meeting to be held on May 22, 2026 This VIF is solicited by and on behalf of Management. Notes 1. The person named above (the “holder” or “you”) has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc . ), then all those registered should sign this VIF . If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated . If you are voting on behalf of a corporation you are required to provide your name and designation of office, e . g . , ABC Inc . per John Smith, President . 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF . 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management . 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. --- - - - - Fold • Call the number listed BELOW from a touch tone telephone. 1 - 866 - 732 - VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. VIFs submitted must be received by 10:00 am, EDT, on May 20, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet

SAM SAMPLE

C9999999999

IND PR1

Appointment of Proxyholder

I/We being holder(s) of securities of Seabridge Gold Inc. (the "Company") hereby appoint: Rudi Fronk, or failing this person, John Sabine, or failing this person, Greg Martin (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Company to be held at Salon 1, 19th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada on May 22, 2026 at 10:00 am, EDT, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Approval of Arrangement To consider and, if thought fit, to pass a special resolution approving an arrangement under section 192 of the *Canada Business Corporations Act* between the Company, its securityholders and Valor Gold Corp. ("**Valor**"), pursuant to which the Company and the Company's shareholders will receive shares of Valor.	☐	☐
2. Approval of Valor Incentive Plan If the Arrangement Resolution is passed, to consider and, if thought fit, to pass an ordinary resolution approving the proposed Valor Incentive Plan in substantially the form attached as Schedule "2" to Appendix "G" of the Management Information Circular.	☐	☐

Fold

Other Matters

Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the "*Voting by Proxy*" section of the Circular.

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Signing Capacity

Date

DD / MM / YY

STDQ 384084 2PR AR0 99999

SEABRIDGE GOLD INC. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 STDQ_PRX2_384084/000002/000002/i STDQ 000002 SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X AUSTRALIA Security Class PLAN HOLDERS Holder Account Number C9999999999 IND --- - - - - Fold Voting Instruction Form ("VIF") - Special Meeting to be held on May 22, 2026 This VIF is solicited by and on behalf of Management. Notes 1. The person named above (the “holder” or “you”) has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc . ), then all those registered should sign this VIF . If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated . If you are voting on behalf of a corporation you are required to provide your name and designation of office, e . g . , ABC Inc . per John Smith, President . 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF . 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management . 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. --- - - - - Fold • Call the number listed BELOW from a touch tone telephone. 312 - 588 - 4290 Direct Dial • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. VIFs submitted must be received by 10:00 am, EDT, on May 20, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet

SAM SAMPLE

C9999999999

IND PR1

Appointment of Proxyholder

I/We being holder(s) of securities of Seabridge Gold Inc. (the "Company") hereby appoint: Rudi Fronk, or failing this person, John Sabine, or failing this person, Greg Martin (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Company to be held at Salon 1, 19th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada on May 22, 2026 at 10:00 am, EDT, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Approval of Arrangement To consider and, if thought fit, to pass a special resolution approving an arrangement under section 192 of the *Canada Business Corporations Act* between the Company, its securityholders and Valor Gold Corp. ("**Valor**"), pursuant to which the Company and the Company's shareholders will receive shares of Valor.	☐	☐
2. Approval of Valor Incentive Plan If the Arrangement Resolution is passed, to consider and, if thought fit, to pass an ordinary resolution approving the proposed Valor Incentive Plan in substantially the form attached as Schedule "2" to Appendix "G" of the Management Information Circular.	☐	☐

Fold

Other Matters

Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the "*Voting by Proxy*" section of the Circular.

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.**

If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Signing Capacity

Date

DD / MM / YY

STDQ 384084 2PR AR0 99999